ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

October 14, 2016

BY EDGAR
Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549-1090

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 92 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being submitted in connection with the Trust’s registration of Class P and Institutional Class shares of AllianzGI Global High Yield Fund (the “Fund”), a series of the Trust.

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class P and Institutional shares of the Fund; and

2.	The Statement of Additional Information of the Trust.

This Amendment relates only to the Fund and does not supersede or amend disclosure in the Trust’s registration statement relating to any other series or class of shares of the Trust. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7831) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Robert M. Schmidt

Robert M. Schmidt, Esq.

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

George B. Raine, Esq.

Angela C. Jaimes, Esq.